ATWOOD OCEANICS, INC.


06022408

ANNUAL REPORT



2005 ANNUAL REPORT TO SHAREHOLDERS
THE COMPANY

We are engaged in the international offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units and manage the operations of two operator-owned platform drilling units currently located in Northwest Australia. From fiscal year 1997 to 2003, we invested approximately $460 million in upgrading seven mobile offshore drilling units and constructing an ultra-premium jack-up unit. We support our operations from our Houston headquarters and offices currently located in Vietnam, Australia, Malaysia, Egypt, Indonesia, Singapore and the United Kingdom.

FINANCIAL HIGHLIGHTS

	2005	2004
	(In Thousands)	
FOR THE YEAR ENDED SEPTEMBER 30:		
REVENUES	$176,156	$163,454
NET INCOME	26,011	7,587
CAPITAL EXPENDITURES	25,563	6,527
AT SEPTEMBER 30:		
NET PROPERTY AND EQUIPMENT	$390,778	$401,141
TOTAL ASSETS	495,694	498,936
TOTAL SHAREHOLDERS' EQUITY	362,137	271,589


CONTRACT REVENUES
($ MILLIONS)
180
160
140
120
100
80
60
40
20
0
2001 2002 2003 2004 2005
CAPITAL EXPENDITURES
($ MILLIONS)
(Net of Insurance Reimbursement)
110
100
90
80
70
60
50
40
30
20
10
0
2001 2002 2003 2004 2005


OPERATING INCOME
($ MILLIONS)
64
56
48
40
32
24
16
8
0
2001 2002 2003 2004 2005
NET INCOME (LOSS)
($ MILLIONS)
30
25
20
15
10
5
0
-5
-10
-15
2001 2002 2003 2004 2005

TO OUR SHAREHOLDERS AND EMPLOYEES:

During fiscal year 2005, we recorded improved profitability with a net income of approximately $26 million, or $1.71 per share, and an equipment utilization rate of 98%. We ended fiscal year 2005 with a strong balance sheet, an excellent contract backlog, high demand from our clients and a positive future outlook.

Effective worldwide utilization of offshore drilling equipment is over 97% with tightness in all of our markets, both geographically and by type of unit. We also continue to see high levels of bid activity for future opportunities around the world with our clients planning and committing on drilling units further in advance. We have taken advantage of the strong market environment to build a contract back log with record dayrates for all eight of our units. Currently, we have approximately 90% and 70% of our available rig days contracted for fiscal years 2006 and 2007, respectively. Completion in 2003 of our $460 million major upgrade and new construction program has resulted in us having eight active units well-positioned for attractive opportunities and significant market improvements.

With our contract back log and the current strong market environment supporting high equipment utilization and historically high dayrates for our eight units, we expect significantly improved cash flow and operating results in fiscal year 2006 compared to fiscal year 2005. Our contract backlog and current contract mix also provide the potential for further upside in fiscal year 2007.

The **ATWOOD EAGLE, ATWOOD HUNTER, ATWOOD FALCON, ATWOOD BEACON** and **SEAHAWK** all have contract commitments through fiscal 2007. The **ATWOOD FALCON** has a future contract that provides for an upgrade to 5,000 ft. water-depth capability in Malaysia, with our client paying a fee and a dayrate during the upgrade. The **SEAHAWK** will also undergo an upgrade for a two-year contract commencing during the fourth quarter of fiscal year 2006. We expect contract rollovers for our three drilling units with contracts expiring in fiscal year 2006 or 2007 with the potential for further improvements in dayrates: early calendar year 2007 for the **VICKSBURG**; late calendar year 2006 or early calendar year 2007 for the **ATWOOD SOUTHERN CROSS**; and the first half of calendar year 2006 for the **RICHMOND**. In addition to our eight owned units, we have management contracts for two client-owned platform rigs in Australia. We understand that renewed drilling operations for one platform rig are currently targeted for commencement during the second quarter of fiscal year 2006 for a period of eight to nine months.

We are pleased with our performance and current position. The longer-term fundamentals in our industry are strong and provide upside potential and opportunities in fiscal year 2006 and beyond. Our strategy to focus on providing premium equipment and safe, quality services in attractive international markets based on long-standing client relationships has served us well. The quality, talent and hard work of our employees around the world is more important than ever in today's environment, and we believe our employees' performance will be an important factor in attracting clients. We believe that our ability to be responsive to our clients' needs is another key factor in our client relationships, performance and success.

Our strong position and today's positive market outlook are exciting and we look forward to seeking further opportunities to improve our performance. We thank our shareholders for their confidence and trust and our employees whose hard work and contributions have produced the improved results reported for fiscal year 2005.



JOHN R. IRWIN

WORLD WIDE



ATWOOD SOUTHERN CROSS
RICHMOND
Legend
Office / Shorebase

* Rig locations are as of December 14, 2005

PERATIONS



TWOOD HUNTER
ATWOOD BEACON
VICKSBURG
SEAHAWK
ATWOOD FALCON
NORTH RANKIN 'A'
GOODWYN 'A'
ATWOOD EAGLE

ATWOOD EAGLE

THE ATWOOD EAGLE IS CURRENTLY WORKING OFF THE COAST OF AUSTRALIA. THE RIG HAS MULTI-WELL CONTRACTUAL COMMITMENTS WITH WOODSIDE ENERGY, LTD. ("WOODSIDE") AND BHP BILLITON PETROLEUM WHICH SHOULD EXTEND TO JUNE/JULY 2007. UPON COMPLETION OF THESE COMMITMENTS, THE RIG HAS A ONE (1) WELL CONTRACT COMMITMENT WITH ENI AUSTRALIA BV FOLLOWED BY A ONE (1) YEAR CONTRACT EXTENSION WITH WOODSIDE.





ATWOOD HUNTER

SINCE THE COMPLETION OF THE ATWOOD HUNTER'S UPGRADE AT THE END OF CALENDAR 2001, THE RIG HAS WORKED OFF THE COAST OF EGYPT. THE RIG'S CURRENT CONTRACT SHOULD BE COMPLETED MARCH/APRIL 2006. IMMEDIATELY UPON COMPLETION OF THE RIG'S CURRENT CONTRACT, IT WILL COMMENCE A TWO (2) YEAR CONTRACTUAL COMMITMENT WITH WOODSIDE ENERGY LTD.



ATWOOD BEACON

THE ATWOOD BEACON IS CURRENTLY WORKING OFF THE COAST OF VIETNAM. THE RIG'S CURRENT CONTRACTUAL COMMITMENT COULD EXTEND INTO THE FOURTH QUARTER OF FISCAL YEAR 2006. UPON COMPLETION OF ITS CURRENT CONTRACT, THE RIG WILL BE RELOCATED TO INDIA TO COMMENCE WORKING UNDER A TWENTY-FIVE (25) MONTH CONTRACT FOR GUJARAT STATE PETROLEUM CORPORATION LTD.

Atwood Oceanics, Inc. and Subsidiaries

FIVE-YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet data and ratios)	**2005**	2004	2003	2002	2001
	At or For the Years Ended September 30,				
STATEMENTS OF OPERATIONS DATA:					
Revenues	**$ 176,156**	$163,454	$144,765	$149,157	$147,541
Contract drilling costs	**(102,849)**	(98,936)	(98,500)	(75,088)	(70,014)
General and administrative expenses	**(14,245)**	(11,389)	(14,015)	(10,080)	(9,250)
Depreciation	**(26,735)**	(31,582)	(25,758)	(23,882)	(25,579)
OPERATING INCOME	**32,327**	21,547	6,492	40,107	42,698
Other expense	**(6,719)**	(9,145)	(4,856)	(1,330)	(1,577)
Tax (provision) benefit	**403**	(4,815)	(14,438)	(10,492)	(13,775)
NET INCOME (LOSS)	**$ 26,011**	$ 7,587	$ (12,802)	$ 28,285	$ 27,346
PER SHARE DATA:					
Earnings (loss) per common share:					
Basic	**$ 1.71**	$ 0.55	$ (0.92)	$ 2.04	$ 1.98
Diluted	**$ 1.67**	$ 0.54	$ (0.92)	$ 2.02	$ 1.96
Average common shares outstanding:					
Basic	**15,206**	13,859	13,846	13,839	13,828
Diluted	**15,610**	14,032	13,846	13,994	13,978
FLEET DATA:					
Number of rigs owned or managed, at end of period(1)	**11**	11	11	10	11
Utilization rate for in-service rigs(2)	**98%**	93%	92%	86%	83%
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 18,982**	$ 16,416	$ 21,551	$ 27,655	$ 12,621
Working capital	**35,894**	32,913	26,063	43,735	25,057
Net property and equipment	**390,778**	401,141	443,102	368,397	306,254
Total assets	**495,694**	498,936	522,674	445,238	353,878
Total long-term debt (including current portion)	**90,000**	181,000	205,000	115,000	60,000
Shareholders' equity(3)(4)	**362,137**	271,589	263,467	276,133	247,636
Ratio of current assets to current liabilities	**1.64**	1.55	1.52	2.44	2.21

Notes —

(1) Subsequent to the end of our 2005 fiscal year, in October 2005, we sold the SEASCOUT, reducing the total number of rigs owned or managed rigs to ten.

(2) Excludes managed rigs, the SEASCOUT, and contractual downtime on rigs upgraded.

(3) We have never paid any cash dividends on our common stock.

(4) In October 2004, we sold 1,175,000 shares of common stock in a public offering.

OFFSHORE DRILLING OPERATIONS

Rig Name	Year Upgraded	Maximum Water Depth	Percentage of 2005 Revenues	Location	Customer	Contract Status at December 13, 2005
SEMISUBMERSIBLES —						
ATWOOD EAGLE	2000/2002	5,000 Ft.	20%	Offshore Australia	WOODSIDE ENERGY, LTD. ("WOODSIDE")	The rig continues to work under a drilling program for Woodside. Upon completion of its current well for Woodside, the rig has current commitments to drill (3) additional wells for Woodside and nine (9) firm wells plus five (5) option wells for BHP Billiton Petroleum. Upon completion of these commitments (estimated June/July 2007), the rig has a one (1) well contract commitment with ENI Australia BV and a one (1) year contract extension with Woodside.
ATWOOD HUNTER	1997/2001	5,000 Ft.	12%	Offshore Egypt	BURULLUS GAS CO. ("BURULLUS")	The rig is currently drilling the first of two (2) wells for Burullus which are expected to be completed in March/April 2006. Upon completion of the current drilling program, the rig will commence working under a two (2) year contract for Woodside.
ATWOOD FALCON	1998	3,700 Ft.	17%	Offshore Malaysia	SARAWAK SHELL BERHAD ("SHELL")	In December 2005, the rig commenced a 3½ year commitment with Shell. Commencing in July 2006, the rig is scheduled to undergo an upgrade of which $24 million of the cost will be funded by Shell.
ATWOOD SOUTHERN CROSS	1997	2,000 Ft.	6%	Upgrade Project At a Malta Shipyard	ENI Spa AGIP EXPLORATION & PRODUCTION DIVISION ("AGIP")	The rig is currently in a shipyard undergoing required inspections, Italian certifications and equipment upgrades prior to drilling two firm wells for AGIP offshore Italy. Upon completion of the AGIP contract, the rig will be moved to the Black Sea to commence a drilling program for Melrose Resources.
CANTILEVER JACK-UPS —						
ATWOOD BEACON	Constructed in 2003	400 Ft.	14%	Offshore Vietnam	HOANG LONG AND HOAN VU JOINT OPERATING COMPANIES ("HOANG LONG")	The rig is currently working under a drilling program for Hoang Long which includes the drilling of six (6) firm wells. The drilling of the six (6) firm wells is expected to take until July/August 2006 to complete. Immediately upon completion of its current contract, the rig will be moved to India to commence a twenty-five (25) month contract for Gujarat State Petroleum Corporation Ltd.
VICKSBURG	1998	300 Ft.	13%	Offshore Myanmar	TOTAL EXPLORATION AND PRODUCTION MYANMAR ("TOTAL")	The rig has commenced a two (2) firm well plus one (1) option well drilling program for Total offshore Myanmar. Including moving time and assuming that the option is drilled, the Total drilling program could extend approximately 80 to 100 days. Immediately upon completion of its current contract, the rig will return to Malaysia to work for Petrofac (Malaysia-PM304), Ltd. under a drilling program that could extend into the fourth quarter of fiscal year 2006. The rig will then be moved to Cambodia to work under an eight (8) month drilling program for Chevron Overseas Petroleum (Cambodia) Limited.
SUBMERSIBLE —						
RICHMOND	2000/2002	70 Ft.	7%	U.S. Gulf of Mexico	HELIS OIL & GAS ("HELIS")	The rig is currently drilling the tenth well under the Helis contract. Upon completion of this well, the rig will have four (4) additional wells to drill for Helis. The current drilling program is expected to keep the rig employed until April 2006.

Rig Name	Year Upgraded	Maximum Water Depth	Percentage of 2005 Revenues	Location	Customer	Contract Status at December 13, 2005
SEMISUBMERSIBLE TENDER ASSIST UNIT —						
SEAHAWK	1992/1999	600 Ft.	8%	Offshore Malaysia	SHELL	The rig is currently working offshore Malaysia for Shell under a contract that should extend until early March 2006, at which time the rig will be moved to a shipyard to undergo an upgrade. Following completion of the shipyard work (approximately 2½ months) the rig will be relocated to offshore West Africa to commence a 730 day contract with four options of 180 days each with Amerada Hess Equatorial Guinea, Inc.
MODULAR PLATFORMS —						
				MANAGEMENT CONTRACT		
GOODWYN 'A' and NORTH RANKIN 'A'		N/A	3%	Australia	WOODSIDE	The Company is currently assisting Woodside in preparing the NORTH RANKIN 'A' for recommencing drilling activities in early calendar year 2006. The GOODWYN 'A' continues with an indefinite planned break in drilling activity, with the Company involved in rig maintenance.

Statements included in this report which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we and our representatives may from to time to time make other oral or written statements which are also forward-looking statements.

These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

- our dependence on the oil and gas industry;
- the operational risks involved in drilling for oil and gas;
- changes in rig utilization and dayrates in response to the level of activity in the oil and gas industry, which is significantly affected by indications and expectations regarding the level and volatility of oil and gas prices, which in turn are affected by such things as political, economic and weather conditions affecting or potentially affecting regional or worldwide demand for oil and gas, actions or anticipated actions by OPEC, inventory levels, deliverability constraints, and future market activity;
- the extent to which customers and potential customers continue to pursue deepwater drilling;
- exploration success or lack of exploration success by our customers and potential customers;
- the highly competitive and cyclical nature of our business, with periods of low demand and excess rig availability;
- the impact of the war with Iraq or other military operations, terrorist acts or embargoes elsewhere;
- our ability to enter into and the terms of future drilling contracts;
- the availability of qualified personnel;
- our failure to retain the business of one or more significant customers;
- the termination or renegotiation of contracts by customers;
- the availability of adequate insurance at a reasonable cost;
- the occurrence of an uninsured loss;
- the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;
- the effect public health concerns could have on our international operations and financial results;
- compliance with or breach of environmental laws;
- the incurrence of secured debt or additional unsecured indebtedness or other obligations by us or our subsidiaries;
- the adequacy of sources of liquidity;
- currently unknown rig repair needs and/or additional opportunities to accelerate

planned maintenance expenditures due to presently unanticipated rig downtime;

- higher than anticipated accruals for performance-based compensation due to better than anticipated performance by us, higher than anticipated severance expenses due to unanticipated employee terminations, higher than anticipated legal and accounting fees due to unanticipated financing or other corporate transactions, and other factors that could increase general and administrative expenses;
- the actions of our competitors in the offshore drilling industry, which could significantly influence rig dayrates and utilization;
- changes in the geographic areas in which our customers plan to operate, which in turn could change our expected effective tax rate;
- changes in oil and gas drilling technology or in our competitors' drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;
- rig availability;
- the effects and uncertainties of legal and administrative proceedings and other contingencies;
- the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions;
- changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;
- the risks involved in the construction, upgrade, and repair of our drilling units; and
- such other factors as may be discussed in our reports filed with the Securities and Exchange Commission, or SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. The words "believe," "impact," "intend," "estimate," "anticipate," "plan" and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this report. When considering any forward-looking statement, you should also keep in mind the risk factors described in our Form 10-K for the year ended September 30, 2005, particularly in Item 1A Risk Factors, and in other reports or filings we make with the SEC from time to time. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

RECENT EVENT

Subsequent to filing our Form 8-K on December 2, 2005 announcing our earnings for the fourth quarter of the fiscal year 2005 and the year ended September 30, 2005 of $1.70 per diluted share and $.45 per diluted share respectively, we received additional information concerning deferred taxes in Australia which resulted in an increase in the deferred tax provision for the quarter and year ended September 30, 2005 of approximately $360,000 or $0.03 per share. This additional deferred tax provision reduced basic and diluted earnings per share for the fourth quarter of fiscal year 2005 to $.44 and $.42, respectively and for fiscal year 2005 to $1.71 and $1.67, respectively.

OUTLOOK

Current effective utilization of worldwide offshore drilling equipment is over 97%. All of our eight drilling units have contractual dayrate commitments that are the highest in their respective histories. Currently, we have approximately 90% and 70% of our available rig days contracted for fiscal years 2006 and 2007, respectively. A comparison of the average per day revenues for fiscal year 2005 for each of our eight drilling units to their current highest contracted dayrate commitment is as follows:

	Average Per Day Revenues for Fiscal Year 2005	**Current Highest Contracted Dayrate Commitment**	Percentage Change
ATWOOD HUNTER	$61,000	**$245,000**	302%
ATWOOD EAGLE	95,000	**420,000**	342%
ATWOOD FALCON	82,000	**200,000**	144%
ATWOOD SOUTHERN CROSS	42,000	**125,000**	198%
ATWOOD BEACON	66,000	**133,500**	102%
VICKSBURG	65,000	**94,500**	45%
SEAHAWK	45,000	**68,430**	52%
RICHMOND	33,000	**45,000**	36%

The ATWOOD HUNTER is currently working offshore Egypt at a dayrate of $125,000 on a drilling program that is expected to be completed in March or early April 2006. Immediately upon the rig completing its current drilling program, it will commence a two year drilling program at dayrates of $240,000 to $245,000. The ATWOOD EAGLE has contractual commitments offshore Australia at dayrates ranging from $150,000 to $420,000 (except for a one-well commitment remaining at a dayrate of $89,000) that could extend into the fourth quarter of fiscal year 2008. The ATWOOD FALCON has a contractual commitment offshore Malaysia at dayrates ranging from $93,000 to $200,000 which could extend through the first half of fiscal year 2009. This contractual commitment requires the rig to undergo an upgrade to extend its water depth drilling capabilities from 3,700 feet to 5,000 feet. The customer will pay $24 million of the cost of the upgrade along with payment of a $90,000 dayrate during the upgrade period. The ATWOOD SOUTHERN CROSS is currently in a shipyard in Malta undergoing an approximate $7 million equipment upgrade, which is expected to be completed in early January 2006. Following this upgrade, the rig has drilling commitments at dayrates ranging from $70,000 to $125,000 that should extend to the end of fiscal year 2006. Currently, the ATWOOD BEACON is working offshore Vietnam at dayrates ranging from $62,400 to $77,000 on a drilling program that could extend into the fourth quarter of fiscal year 2006. Immediately upon completion of its current drilling program, the rig will be relocated to India to commence a 25-month contract at dayrates ranging from $113,000 to $133,500. The VICKSBURG has contract commitments offshore Southeast Asia at dayrates ranging from $82,000 to $94,500 that should extend into the third quarter of fiscal year 2007. The SEAHAWK, with a current dayrate of $50,000, is scheduled to enter a shipyard in Southeast Asia during the second quarter of fiscal year 2006 to undergo a $16 million upgrade. Following the upgrade, the rig will be relocated to offshore West Africa to commence a 730 day (plus four six-month options) drilling program at a dayrate of $68,430. The rig could be off dayrate for approximately five months while undergoing the upgrade and relocation to offshore Africa. Our only rig in the U.S. Gulf of Mexico, the RICHMOND, has a current contract commitment at dayrates ranging from $39,500 to $45,000 which could extend to the end of the third quarter of fiscal year 2006.

With the current strong market environment supporting high equipment utilization and historical high dayrates for all of our eight drilling units, we expect significantly improved cash flows and operating results in fiscal year 2006 compared to fiscal year 2005. Our current total debt to capitalization ratio [debt/(debt + equity)] is 20%. This ratio will continue to decline until we identify an acceptable growth opportunity.

RESULTS OF OPERATIONS

Fiscal Year 2005 Versus Fiscal Year 2004

Revenues for the current fiscal year increased 8% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2005 and 2004 is as follows:

	REVENUES (In millions)		
	Fiscal 2005	Fiscal 2004	Variance
ATWOOD EAGLE	**$ 34.6**	$ 30.4	$ 4.2
ATWOOD FALCON	**29.8**	26.0	3.8
ATWOOD BEACON	**24.2**	20.7	3.5
GOODWYN 'A'/NORTH RANKIN 'A'	**5.2**	2.0	3.2
ATWOOD HUNTER	**22.1**	19.4	2.7
RICHMOND	**11.9**	9.6	2.3
VICKSBURG	**23.6**	24.3	(0.7)
ATWOOD SOUTHERN CROSS	**10.8**	12.5	(1.7)
SEAHAWK	**13.9**	18.6	(4.7)
	$176.1	$163.5	$12.6

During fiscal year 2005, the ATWOOD EAGLE was fully utilized at dayrates ranging from $89,000 to $109,000 compared to approximately 90% utilization at the same dayrates during the prior fiscal year. The increase in revenues for the ATWOOD FALCON was due to the rig being fully utilized during fiscal year 2005 at an average dayrate of $82,000 compared to 90% utilization at an average dayrate of $78,000 during fiscal year 2004. The ATWOOD BEACON had average per day revenues during fiscal year 2005 of $66,000 (which includes 100 days of business interruption proceeds) compared to average per day revenues during fiscal year 2004 of $62,000 (which includes 35 days of business interruption proceeds and 30 days of zero rate downtime immediately following its July 2004 incident which damaged its legs and derrick). Refer to Note 3 to the consolidated financial statements for further discussion of the Atwood Beacon incident. Since the end of fiscal year 2001, there has been a planned break in drilling activities on the GOODWYN 'A' and NORTH RANKIN 'A' platform rigs during which we have provided a limited amount of maintenance services to these platform rigs. However, during fiscal year 2005, service activities for NORTH RANKIN 'A' increased due to a planned drilling program to commence during fiscal year 2006. The ATWOOD HUNTER was fully utilized during fiscal year 2005 at an average dayrate of $61,000 compared to 95% utilization during the prior fiscal year at an average dayrate of $55,000. The increase in revenue for the RICHMOND was due to an increase in the average dayrate from $26,000 during fiscal year 2004 to $33,000 during fiscal year 2005. Revenues for the VICKSBURG were relatively consistent for the current and prior fiscal years while revenues for the ATWOOD SOUTHERN CROSS declined due to a decrease in the amount of earned mobilization revenue from $4.1 million in fiscal year 2004 to $0.8 million in fiscal year 2005 as the rig relocated twice in the prior fiscal year and only once during the current fiscal year. This decrease was partially offset by an increase in dayrates ranging from $35,000 to $40,000 during fiscal year 2005 compared to $30,000 to $35,000 during fiscal year 2004. The SEAHAWK was fully utilized during the fiscal year 2004 at an average dayrate of $50,000 compared to 85% utilization during fiscal year 2005 at an average dayrate of $45,000.

Contract drilling costs for the current fiscal year increased 4% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2005 and 2004 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal 2005	Fiscal 2004	Variance
GOODWYN 'A'/NORTH RANKIN 'A'	**$ 4.7**	$ 2.1	$ 2.6
ATWOOD EAGLE	**21.9**	20.7	1.2
RICHMOND	**8.9**	7.9	1.0
SEAHAWK	**9.9**	9.0	0.9
VICKSBURG	**8.8**	8.3	0.5
ATWOOD HUNTER	**11.9**	12.0	(0.1)
ATWOOD FALCON	**14.6**	15.1	(0.5)
ATWOOD BEACON	**8.5**	10.2	(1.7)
ATWOOD SOUTHERN CROSS	**9.1**	12.3	(3.2)
OTHER	**4.5**	1.3	3.2
	$102.8	$98.9	$ 3.9

With the increase in service activities for NORTH RANKIN 'A' during fiscal year 2005 due to a planned drilling program to commence during fiscal year 2006, drilling costs as well as revenues increased from our management of this platform rig. The increase in drilling costs for the ATWOOD EAGLE was due to higher labor costs due to local operating requirements offshore Australia, its location for all of the fiscal year 2005. The increase in drilling costs for the RICHMOND and SEAHAWK were primarily due to higher repair and maintenance expenses incurred on the rigs during the fiscal year ended September 30, 2005 compared to the fiscal year ended September 30, 2004. Drilling costs for the VICKSBURG, ATWOOD HUNTER, and ATWOOD FALCON remained relatively consistent for the fiscal year 2005 compared to the prior fiscal year. The decline in drilling costs for the ATWOOD BEACON was due to a decrease in repair and maintenance expenses primarily resulting from the recording of a $1.0 million insurance deductible during fiscal year 2004 related to damage incurred during the rig's July 2004 incident. During most of the fourth quarter of fiscal year 2005, the ATWOOD SOUTHERN CROSS was being mobilized from Southeast Asia to the Mediterranean. Virtually all costs incurred during a mobilization period are deferred and amortized as an expense over the term of the new contract. Having deferred mobilization costs at the end of fiscal year 2005 compared to having no such deferred costs at the end of fiscal year 2005 accounts for its decline in drilling costs. The increase of other drilling costs during the current fiscal year was due to a $1.0 million reduction in the amount of insurance premium refunds received during fiscal year 2005 when compared to fiscal year 2004 and due to the prior fiscal year including the settlement of a dispute with a client which resulted in a reduction of operation costs of $0.6 million along with various other increases of non drilling unit specific costs.

Depreciation expense for the current fiscal year decreased 16% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2005 and 2004 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal 2005	Fiscal 2004	Variance
ATWOOD SOUTHERN CROSS	**$ 4.5**	$ 4.2	$ 0.3
VICKSBURG	**2.7**	2.6	0.1
ATWOOD FALCON	**2.8**	2.7	0.1
ATWOOD BEACON	**5.2**	5.2	—
RICHMOND	**0.9**	0.9	—
ATWOOD EAGLE	**4.7**	4.8	(0.1)
ATWOOD HUNTER	**5.3**	5.4	(0.1)
SEAHAWK	**0.5**	5.1	(4.6)
OTHER	**0.1**	0.7	(0.6)
	$26.7	$31.6	$(4.9)

Effective October 1, 2004, we extended the remaining depreciable life of the SEAHAWK from 2 months to 5 years. The depreciable life of this rig was extended based upon entry into a contract that extended the rig's commercial viability for up to 5 years, coupled with our intent to continue marketing and operating the rig beyond 2 months. The decrease in other depreciation is due to certain non-rig assets becoming fully depreciated during the last quarter of the prior fiscal year and the first quarter of fiscal year 2005. Depreciation expense for our other units was relatively unchanged in fiscal year 2005 as compared to fiscal year 2004.

General and administrative expenses for fiscal year 2005 have increased 25% compared to the prior fiscal year due to significantly increased professional fees primarily resulting from compliance requirements of the Sarbanes-Oxley Act and due to $0.7 million of bonuses paid during the fiscal year 2005 compared no bonus payments during fiscal year 2004. Although the level of our outstanding debt has been reduced significantly from the prior fiscal year, the reduction of interest expense was partially offset by rising interest rates during fiscal year 2005. Interest income has increased when compared to the prior fiscal year due to higher interest rates earned on cash balances and interest income earned on income tax refunds.

Virtually all of our tax provision for fiscal years 2005 and 2004 relates to taxes in foreign jurisdictions, with fiscal year 2005 also impacted by a $3.3 million United States tax benefit recognized. During the current fiscal year our provision was also offset by two other foreign discrete items. During the first quarter of fiscal year 2005, we received a $1.7 million tax refund in Malaysia related to a previously reserved tax receivable. In addition, a $1.0 million deferred tax benefit was recognized in June 2005 due to the filing and subsequent acceptance by the local tax authority, of amended prior year tax returns. On December 1, 2005, we received notification from the United States Department of Treasury that a previously reserved United States income tax refund we had been pursuing for over two years has been approved for payment. Based upon this approval, we reduced our income tax provision by the refund amount of $3.3 million for the year ended September 30, 2005. Furthermore, during fiscal year 2005, operating income earned in certain nontaxable and deemed profit tax jurisdictions was higher when compared to the prior fiscal year, including business interruption proceeds earned by the ATWOOD BEACON in a zero tax jurisdiction for approximately three and a half months, which contributed to our lower effective tax rate. As a result of these items, our effective tax rate for fiscal year 2005 was significantly less when compared to the prior fiscal year and the United States statutory rate.

Fiscal Year 2004 Versus Fiscal Year 2003

Revenues for the 2004 fiscal year increased 13% compared to fiscal year 2003. A comparative analysis of revenues by rig for fiscal years 2004 and 2003 is as follows:

	REVENUES (In millions)		
	Fiscal 2004	Fiscal 2003	Variance
ATWOOD BEACON	**$ 20.7**	$ 3.0	$17.7
ATWOOD EAGLE	**30.4**	19.8	10.6
ATWOOD HUNTER	**19.4**	17.2	2.2
RICHMOND	**9.6**	8.3	1.3
GOODWYN 'A'/NORTH RANKIN 'A'	**2.0**	1.8	0.2
VICKSBURG	**24.3**	25.0	(0.7)
ATWOOD SOUTHERN CROSS	**12.5**	14.5	(2.0)
SEAHAWK	**18.6**	22.8	(4.2)
ATWOOD FALCON	**26.0**	32.4	(6.4)
	$163.5	$144.8	$18.7

The ATWOOD BEACON was available for operations during the fiscal year 2004 period up to its July accident compared to only two months in the prior fiscal year while it was under construction. The increase in revenue for the ATWOOD EAGLE was due to higher dayrates earned during fiscal year 2004 of approximately $90,000 to $110,000 compared to fiscal year 2003 dayrate of approximately $85,000 and to higher utilization in the current fiscal year as the rig was undergoing its upgrade and relocating to offshore West Africa during the first five months of the prior fiscal year. The increase in revenue for the ATWOOD HUNTER and the RICHMOND was due to higher average dayrates earned during the 2004 fiscal year of $57,000 and $27,000, respectively as compared to the prior fiscal year average dayrates of $54,000 and $23,000, respectively. The ATWOOD HUNTER was also utilized for approximately 20 more days during fiscal year 2004 as compared to fiscal year 2003. Since the end of fiscal year 2001, there has been a planned break in drilling activities on the GOODWYN 'A' and NORTH RANKIN 'A' platform rigs. We provided a limited amount of maintenance services to these platform rigs during this planned idle period. The VICKSBURG had average per day revenues of $66,000 during fiscal year 2004 compared to $68,500 during fiscal year 2003. The decrease in revenue for the ATWOOD SOUTHERN CROSS was due to lower dayrates earned in the current fiscal year of $30,000 to $35,000 compared to the prior fiscal year of $45,000 to $60,000. The impact of lower dayrates during fiscal year 2004 was partially offset by higher utilization of the rig during fiscal year 2004 of 83% compared to 70% during fiscal year 2003. During the first quarter of the 2004 fiscal year, the amortization of deferred revenue related to the 1999 client reimbursement of the upgrade costs for the SEAHAWK was completed, leading to the decrease in revenue for this rig. The decrease in revenue for the ATWOOD FALCON was primarily due to lower dayrates earned during the 2004 fiscal year of $70,000 to $85,000 compared to $75,000 to $110,000 in the prior fiscal year and also due to the rig being idle during July 2004 while undergoing a quarters upgrade and planned maintenance compared to being fully utilized during fiscal year 2003.

In total, contract drilling costs for the 2004 fiscal year were comparable to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2004 and 2003 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal 2004	Fiscal 2003	Variance
ATWOOD BEACON	**$10.2**	$ 1.4	$ 8.8
ATWOOD EAGLE	**20.7**	19.4	1.3
GOODWYN 'A'/NORTH RANKIN 'A'	**2.1**	2.0	0.1
RICHMOND	**7.9**	8.2	(0.3)
SEAHAWK	**9.0**	9.7	(0.7)
ATWOOD HUNTER	**12.0**	12.9	(0.9)
VICKSBURG	**8.3**	9.3	(1.0)
ATWOOD SOUTHERN CROSS	**12.3**	14.3	(2.0)
ATWOOD FALCON	**15.1**	18.7	(3.6)
OTHER	**1.3**	2.6	(1.3)
	$98.9	$98.5	$ 0.4

The ATWOOD BEACON incurred operating costs for all of fiscal year 2004 compared to only two months in the prior fiscal year, as the rig was under construction for most of fiscal year 2003. The recording of a $1 million insurance deductible resulting from the damage incurred by the ATWOOD BEACON in its July 2004 incident also contributed to an increase in costs. The increase in daily operating costs of the ATWOOD EAGLE from $53,200 in fiscal year 2003 to $56,700 in fiscal year 2004 was primarily due to an increase in labor costs. Since drilling activities were suspended on the GOODWYN 'A' and NORTH RANKIN 'A' platforms at the end of fiscal year 2001, we provided a limited level of maintenance services to these rigs in fiscal years 2004 and 2003. Decreases in operating costs for the RICHMOND, SEAHAWK and ATWOOD HUNTER were due to declines in maintenance related costs. The decrease in drilling costs for the VICKSBURG was due to the temporary suspension of its contract with ExxonMobil during the 2004 fiscal year (the contract resumed during the first quarter of fiscal year 2005), which in turn, suspended the amortization of expenses related to contract specific rig improvement costs incurred for this specific contract. In addition, agent fees were lower compared to prior fiscal year as the VICKSBURG did not incur any agent fees while working in Thailand during the second half of fiscal year 2004. During fiscal 2004, the ATWOOD SOUTHERN CROSS worked offshore India and Malaysia where daily operating costs are lower than offshore Italy, its primary operating area in fiscal year 2003. The decrease in drilling costs for the ATWOOD FALCON was due to the rig operating offshore Australia for seven months of fiscal year 2003 at an approximate $25,000 per day higher operating costs compared to offshore Asia, its location for all of fiscal year 2004. The higher operating costs resulted from Australian labor regulations requiring that marine union personnel must be employed for all offshore vessels that have propulsion. During the period that the ATWOOD FALCON worked offshore Australia, it was equipped with propulsion assist, which required the employment of marine personnel that was not required when the rig worked offshore Asia.

Depreciation expense for the 2004 fiscal year decreased 16% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2004 and 2003 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal 2004	Fiscal 2003	Variance
ATWOOD BEACON	**$ 5.2**	$ 0.7	$ 4.5
ATWOOD EAGLE	**4.8**	3.1	1.7
SEAHAWK	**5.1**	4.7	0.4
ATWOOD SOUTHERN CROSS	**4.2**	4.0	0.2
VICKSBURG	**2.6**	2.5	0.1
ATWOOD FALCON	**2.7**	2.6	0.1
ATWOOD HUNTER	**5.4**	5.4	—
RICHMOND	**0.9**	1.9	(1.0)
OTHER	**0.7**	0.9	(0.2)
	$31.6	$25.8	$ 5.8

The increase in depreciation expense for the ATWOOD BEACON was due to a full year of depreciation expense during fiscal year 2004 compared to only two months in fiscal year 2003 as the rig was under construction for most of the 2003 fiscal year. The increase in depreciation expense for the ATWOOD EAGLE was also due to a full year of depreciation expense during the 2004 fiscal year compared to only seven months in the prior fiscal year as the rig was being upgraded during the first five months of fiscal year 2003. During the period when a rig is out of service for a significant upgrade that extends its useful life, no depreciation is recognized. Depreciation expense for the SEAHAWK, ATWOOD SOUTHERN CROSS, VICKSBURG, ATWOOD FALCON AND ATWOOD HUNTER was relatively unchanged in fiscal year 2004 as compared to fiscal year 2003. The decrease in depreciation expense for the RICHMOND was due to extending its remaining useful life from 2 to 5 years effective October 1, 2003. The depreciable life of this rig was extended based upon an assessment of its commercial viability, coupled with our intent to continue marketing and operating the rig beyond 2 years.

General and administrative expense decreased 19% in fiscal year 2004 compared to fiscal year 2003 primarily due to a reduction in professional fees related to our worldwide restructuring initiative incurred in the prior fiscal year. Our worldwide group of consolidated entities derives substantially all of their operating revenues from international offshore drilling of exploratory and developmental oil and gas wells and related support services. At the beginning of fiscal year 2003, we initiated a restructuring of our foreign subsidiaries and deployment of our worldwide assets to (i) focus potential civil litigation which may arise from future offshore activities in foreign operations in the jurisdictions of the areas of those operations, (ii) simplify our worldwide organizational structure for administrative and marketing reasons, (iii) facilitate more efficient management and control of business operations, and (iv) deploy our worldwide assets and capital in a more efficient manner among our consolidated group of companies. In addition to these operational efficiencies, it is expected that this restructuring will also provide long-term tax efficiencies. A significant part of this restructuring involved the contribution of a majority of our non-U.S. operations to Atwood Oceanics Pacific Limited, a wholly-owned Cayman Islands company, which had historically served as our offshore company for marketing, negotiating, and performing drilling contracts outside of the United States. At September 30, 2003, most of our planned restructuring initiative had been completed, with approximately $3 million of the increase in general and administrative expenses related to professional fees associated with this restructuring process.

The $4.2 million increase in net interest expense was due to having no capitalized interest in fiscal year 2004 compared to $4.2 million of capitalized interest in fiscal year 2003 as a result of the completion of the upgrade program and construction of the ATWOOD BEACON during fiscal year 2003.

Virtually all of our tax provision for fiscal year 2004 related to taxes in foreign jurisdictions. The $9.6 million decrease in provision for income taxes in fiscal year 2004 compared to fiscal year 2003 was primarily due to the recording of a $4.7 million deferred foreign tax liability in fiscal year 2003 relating to Australian and Malaysian taxes after reassessing certain tax planning strategies in conjunction with the reorganization of our foreign subsidiaries undertaken in fiscal year 2003 and a reduction of $2.1 million in current foreign tax provisions in fiscal year 2004 compared to fiscal year 2003 primarily due to tax efficiencies resulting from the fiscal year 2003 reorganization.

LIQUIDITY AND CAPITAL RESOURCES

Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units as well as manage the operations of two operator-owned platform drilling units located in Northwest Australia. During fiscal year 1997 through 2003, we expended approximately $340 million on upgrading seven existing drilling units and approximately $120 million on constructing an ultra-premium jack-up unit. After expending approximately $100 million in each of fiscal years 2001, 2002 and 2003 on our upgrades and rig construction programs, our capital expenditures declined to approximately $6.5 million in fiscal year 2004 and $9.8 million (net of insurance reimbursement relating to ATWOOD BEACON repairs) in fiscal year 2005. With the scheduled upgrades of the ATWOOD FALCON, SEAHAWK and ATWOOD SOUTHERN CROSS during fiscal year 2006, we currently expect our capital expenditures during fiscal year 2006 to range between $60 and $65 million. Since we operate in a very cyclical industry, maintaining high equipment utilization in up, as well as down, cycles is a key factor in generating cash to satisfy current and future obligations. For fiscal years 2000 through 2004, net cash provided by operating activities ranged from a low of approximately $13.7 million in fiscal year 2003 to a high of approximately $62.3 million in fiscal year 2001 compared to net cash provided by operating activities of approximately $41.1 million for fiscal year 2005. Our operating cash flows are primarily driven by our operating income, which reflects dayrates and rig utilization. The low level of net cash provided by operating activities in fiscal year 2003 was due to a downturn in market conditions during which we pursued short-term contract opportunities in high operating cost areas in order to maintain high utilization of our fleet. Market conditions improved in fiscal years 2004 and 2005 which enabled us to have higher cash flows and earnings in these years compared to fiscal year 2003. Due to the significant increase in future dayrate commitments at historically high levels, we have pursued longer-term contract opportunities for some of our drilling units. We currently have approximately 90% and 70% of our available operating rig days committed for fiscal years 2006 and 2007, respectively. With the current historical high dayrate commitments on all eight of our drilling units, we anticipate significant improvement in cash flows and earnings during fiscal years 2006 and 2007. Other than our expected capital expenditures of $60 million to $65 million for fiscal year 2006, the only additional cash commitment for fiscal year 2006, outside of funding current rig operations, is our required quarterly repayments under the term portion of our senior secured Credit Facility which will total $36 million for fiscal year 2006. We expect to generate more than sufficient cash flows from operations to satisfy these obligations.

In October 2004, we sold in a public offering 1,175,000 shares of our common stock at an effective net price (before expenses) of $45.83 for net proceeds of approximately $53.6 million. We used these proceeds and cash on hand to repay the $55 million outstanding under the revolving portion of our Credit Facility. As of September 30, 2005, we only have $90 million outstanding under the term portion of our Credit Facility, with approximately $99 million of available borrowing capacity under the revolving portion of our Credit Facility. We are in compliance with all financial covenants at September 30, 2005 and expect to remain in compliance with all financial covenants during fiscal year 2006. Further, at all times during fiscal year 2003, 2004 and 2005 when we were required to determine compliance with our financial covenants, we were in compliance with those covenants. Aside from the financial covenants, no other provisions exist in the Credit Facility that could result in acceleration of the April 1, 2008 maturity date.

At September 30, 2005, the collateral for our Credit Facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2005 totaling approximately $380 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately 0.70% per annum on the unused portion of the revolving loan facility and certain other administrative costs.

In October 2005, we sold our semisubmersible hull, SEASCOUT, for $10 million (net after certain expenses) and our spare 15,000 P.S.I. BOP Stack for approximately $15 million. The gain on the sale of these assets of approximately $9 million will be recorded in the first quarter of fiscal year 2006. The $25 million in cash from these sales has increased our current cash and cash equivalents on hand to approximately $40 million as of November 30, 2005.

Our portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables. The insurance receivable of $0.6 million at September 30, 2005 relates to repairs to be made to the ATWOOD BEACON. During fiscal year 2006, we plan to complete the remaining work to restore the rig to its pre-incident condition at which time we expect to collect the remaining $0.6 million insurance receivable associated therewith. We have a $0.2 million allowance for doubtful accounts at September 30, 2005 due to a delinquent account with one specific client.

COMMITMENTS

The following table summarizes our obligations and commitments (in thousands) at September 30, 2005:

	Fiscal 2006	Fiscal 2007	Fiscal 2008
Long-Term Debt	$36,000	$36,000	$18,000
Operating Leases	1,232	863	175
	$37,232	$36,863	$18,175

Excluded from the above table is interest associated with borrowings under our Credit Facility because the applicable interest rate is variable. The principal amount outstanding under our Credit Facility included in the above table is $90 million which currently bears interest at a rate of approximately 5.25%.

Critical Accounting Policies

Significant accounting policies are included in Note 2 to our consolidated financial statements for the year ended September 30, 2005. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

We account for the drilling and management contract revenue in accordance with the terms of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. ''dayrate'') basis and dayrates are typically earned for a particular level of service over the life of a contract. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, lump-sum fees received as compensation for the cost of relocating drilling rigs from one major operating area to another at commencement of the drilling contract are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and amortize such costs on a straight-line basis over the life of the applicable drilling contract as well.

We currently operate eight active offshore drilling units. These assets are premium equipment and should provide many years of quality service. At September 30, 2005, the carrying value of our property and equipment totaled $390.8 million, which represents 79% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units. Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. The estimated useful lives of our drilling units and related equipment range from 3 years to 25 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in future years and spreading the expense to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective. Operations of our drilling equipment are subject to the offshore drilling requirements of oil and gas exploration and production companies and agencies of foreign governments. These requirements are, in turn, subject to fluctuations in government policies, world demand and price for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources. The critical estimates which result from these dynamics include projected utilization, dayrates, and operating expenses, each of which impact our estimated future cash flows. Over the last ten years, our equipment utilization rate has averaged approximately 90%; however, if a drilling unit incurs significant idle time or receives dayrates below operating costs, its carrying value could become impaired. The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2005, we have a $17.1 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

Through fiscal year 2005, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and provide pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense. We elected to follow APB Opinion No. 25 because, as further discussed at Note 2 of the Notes to Consolidated Financial Statements, the alternative fair value accounting provided for under SFAS No. 123, *Accounting for Stock-Based Compensation,* requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plan shares. Under APB Opinion No. 25, when the exercise price of employees' stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As discussed below, effective October 1, 2005, we changed how we measure compensation expense for our employee stock-based compensation plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). This Statement revises SFAS No. 123 by eliminating the option to account for employee stock options under APB Opinion No. 25 and generally requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value on the grant date of those awards (the "fair-value-based" method). SFAS No. 123(R) is effective for public entities as of the beginning of their first fiscal year beginning after June 15, 2005. Accordingly, effective October 1, 2005 we adopted and implemented SFAS 123(R). We will use the modified prospective method without restatement of prior periods. The impact of adopting SFAS 123(R) will be to record expense for previously-issued but unvested employee stock options and for any employee stock options that we issue in the future. We expect the dollar impact on our financial statements to be generally consistent with the impact disclosed in the pro forma disclosure requirements of SFAS No. 123, beginning with the first quarter of fiscal year 2006 (see Note 2 in our consolidated financial statements).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3," which is effective for reporting a change in accounting principle for fiscal years beginning after December 15, 2005. This Statement changes the reporting of a change in accounting principle to require retrospective application to prior periods' financial statements, except for explicit transition provisions provided for in new accounting pronouncements or existing accounting pronouncements, including those in the transition phase when SFAS No. 154 becomes effective. We will apply SFAS No. 154 as required.

DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

All of the $90 million of long-term debt outstanding at September 30, 2005, was floating rate debt. As a result, our annual interest costs in fiscal year 2006 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate, the fair value of our long-term debt approximated carrying value as of September 30, 2005. The impact on annual cash flow of a 10% change in the floating rate (approximately 52 basis points) would be approximately $0.5 million, which we believe to be immaterial. We did not have any open derivative contracts relating to our floating rate debt at September 30, 2005.

Foreign Currency Risk

Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2005 amounts, a decrease of 10% in the foreign currency value relative to the United States dollar from the year-end exchange rates would not result in a material foreign currency transaction loss. Thus, we consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We did not have any open derivative contracts relating to foreign currencies at September 30, 2005.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting was designed by management, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our evaluation under the framework in Internal Control — Integrated Framework, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2005. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited our assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, as stated in their report included under Item 8 herein.

ATWOOD OCEANICS, INC.

by



John R. Irwin
Director, President
and Chief Executive Officer



James M. Holland
Senior Vice President and
Chief Financial Officer

The Board of Directors and Shareholders of Atwood Oceanics, Inc.

We have completed an integrated audit of Atwood Oceanics, Inc. and subsidiaries' ("the Company") 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of the Company at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP

Houston, Texas
December 13, 2005

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)	September 30, 2005	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 18,982	$ 16,416
Accounts receivable, net of an allowance of $189 and $-0- at September 30, 2005 and 2004, respectively	39,865	32,475
Income tax receivable	3,278	—
Insurance receivable	550	25,433
Inventories of materials and supplies	15,640	12,648
Deferred tax assets	3,080	290
Prepaid expenses and deferred costs	10,658	5,704
Total Current Assets	92,053	92,966
NET PROPERTY AND EQUIPMENT	390,778	401,141
ASSET HELD FOR SALE	9,017	—
DEFERRED COSTS AND OTHER ASSETS	3,846	4,829
	$495,694	$498,936
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of notes payable	$ 36,000	$ 36,000
Accounts payable	6,473	9,398
Accrued liabilities	11,088	13,822
Deferred credits	2,598	833
Total Current Liabilities	56,159	60,053
LONG-TERM DEBT, net of current maturities:	54,000	145,000
OTHER LONG TERM LIABILITIES:		
Deferred income taxes	20,140	18,930
Deferred credits and other	3,258	3,364
	23,398	22,294
COMMITMENTS AND CONTENGENCIES (SEE NOTE 10)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; 1,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, 20,000 shares authorized with 15,341 and 13,873 issued and outstanding at September 30, 2005 and 2004, respectively	15,341	13,873
Paid-in capital	120,986	57,917
Retained earnings	225,810	199,799
Total Shareholders' Equity	362,137	271,589
	$495,694	$498,936

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Years Ended September 30, 2005	2004	2003
REVENUES:			
Contract drilling	$168,500	$161,074	$144,765
Business interruption proceeds	7,656	2,380	—
	176,156	163,454	144,765
COSTS AND EXPENSES:			
Contract drilling	102,849	98,936	98,500
Depreciation	26,735	31,582	25,758
General and administrative	14,245	11,389	14,015
	143,829	141,907	138,273
OPERATING INCOME	32,327	21,547	6,492
OTHER INCOME (EXPENSE):			
Interest expense, net of capitalized interest	(7,352)	(9,202)	(5,014)
Interest income	633	57	158
	(6,719)	(9,145)	(4,856)
INCOME BEFORE INCOME TAXES	25,608	12,402	1,636
PROVISION (BENEFIT) FOR INCOME TAXES	(403)	4,815	14,438
NET INCOME (LOSS)	$ 26,011	$ 7,587	$ (12,802)
EARNINGS (LOSS) PER COMMON SHARE:			
Basic	$ 1.71	$ 0.55	$ (0.92)
Diluted	1.67	0.54	(0.92)
AVERAGE COMMON SHARES OUTSTANDING:			
Basic	15,206	13,859	13,846
Diluted	15,610	14,032	13,846

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For Years Ended September 30, 2005	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ 26,011**	$ 7,587	$ (12,802)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**26,735**	31,582	25,758
Amortization of debt issuance costs	**804**	711	2,101
Amortization of deferred items	**599**	603	185
Deferred federal income tax provision (benefit)	**(1,580)**	(2,040)	5,350
(Gain) loss on sale of assets	**—**	163	(421)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(7,390)**	1,667	(5,200)
(Increase) decrease in insurance receivable	**9,133**	(9,133)	—
Increase in income tax receivable	**(3,278)**	—	—
Increase in inventory	**(2,839)**	(65)	(3,449)
(Increase) decrease in deferred costs and other assets	**1,279**	(970)	(94)
Increase (decrease) in accounts payable	**(2,925)**	(487)	4,780
Increase (decrease) in accrued liabilities	**(2,734)**	4,971	(4,958)
Increase (decrease) in deferred credits and other liabilities	**(106)**	(3,678)	4,051
Net mobilization fees and credits	**(4,888)**	(5,311)	(1,062)
Tax benefit from the exercise of stock options	**2,250**	75	58
Other	**21**	(62)	(623)
	15,081	18,026	26,476
Net Cash Provided by Operating Activities	**41,092**	25,613	13,674
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	**(25,563)**	(6,527)	(101,819)
Collection of insurance receivable	**15,750**	—	—
Proceeds from sale of assets	**—**	—	1,131
Other	**—**	—	(23)
Net Cash Used by Investing Activities	**(9,813)**	(6,527)	(100,711)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from credit facilities	**10,000**	—	264,500
Principal payments on debt	**(101,000)**	(24,000)	(179,523)
Debt issuance costs paid	**—**	(681)	(4,122)
Proceeds from common stock offering	**53,607**	—	—
Proceeds from exercise of stock options	**8,680**	460	78
Net Cash Provided (Used) by Financing Activities	**(28,713)**	(24,221)	80,933
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 2,566**	$ (5,135)	$ (6,104)
CASH AND CASH EQUIVALENTS, at beginning of period	**$ 16,416**	$ 21,551	$ 27,655
CASH AND CASH EQUIVALENTS, at end of period	**$ 18,982**	$ 16,416	$ 21,551
Supplemental disclosure of cash flow information:			
Cash paid during the year for domestic and foreign income taxes	**$ 5,977**	$ 5,549	$ 7,914
Cash paid during the year for interest, net of amounts capitalized	**$ 7,705**	$ 9,208	$ 4,003
Non-cash Activities:			
Increase in receivable related to reduction in value of the ATWOOD BEACON	**$ —**	$ 16,300	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
September 30, 2002	13,845	$13,845	$ 57,274	$205,014	$276,133
Net loss	—	—	—	(12,802)	(12,802)
Exercise of employee stock options	6	6	72	—	78
Tax benefit from exercise of employee stock options	—	—	58	—	58
September 30, 2003	13,851	$13,851	$ 57,404	$192,212	$263,467
Net income	—	—	—	7,587	7,587
Exercise of employee stock options	22	22	438	—	460
Tax benefit from exercise of employee stock options	—	—	75	—	75
September 30, 2004	13,873	$13,873	$ 57,917	$199,799	$271,589
Net income	—	—	—	26,011	26,011
Exercise of employee stock options	293	293	8,387	—	8,680
Common stock offering	1,175	1,175	52,432	—	53,607
Tax benefit from exercise of employee stock options	—	—	2,250	—	2,250
September 30, 2005	15,341	$15,341	$120,986	$225,810	$362,137

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — NATURE OF OPERATIONS

Atwood Oceanics, Inc., together with its subsidiaries (collectively referred to herein as "we," "our" or the "Company"), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units and are involved in maintenance of two operator-owned platform drilling units located in Northwest Australia for future drilling programs. Currently, we are involved in active operations in the territorial waters of Australia, Malaysia, Myanmar, Vietnam, Egypt, and the United States.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation —

The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents —

Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

Foreign exchange —

The United States dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are converted to United States dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in our consolidated statements of operations. We recorded a foreign exchange gain of $0.1 million during fiscal year 2005, no foreign exchange gain or loss during fiscal year 2004 and recorded a foreign exchange loss of $0.9 million in fiscal year 2003.

Accounts Receivable —

We record trade accounts receivable at the amount we invoice our customers. These accounts do not bear interest. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. We have a $0.2 million allowance for doubtful accounts at September 30, 2005 due to a delinquent account with one specific client. We had no allowance for doubtful accounts at September 30, 2004.

Insurance receivable —

As of September 30, 2005 and 2004, we had an insurance receivable of $0.6 million and $25.4 million, respectively, related to a claim filed as a result of damage sustained by the ATWOOD BEACON in July 2004 while positioning for a well offshore Indonesia. We expect to collect the remaining receivable during fiscal year 2006. See Note 3 for further discussion regarding the ATWOOD BEACON incident.

Inventories of Material and Supplies —

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $1.8 million and $1.9 million at September 30, 2005 and 2004, respectively.

Income taxes —

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Property and equipment —

Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. With our upgrades and new rig construction programs completed at the end of fiscal year 2003, we had no capitalized interest during fiscal years 2005 or 2004. Interest capitalized during fiscal 2003 was $3.3 million.

Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. Our estimated useful lives of our various classifications of assets are as follows:

	Years
Drilling vessels and related equipment	5-25
Drill pipe	3
Furniture and other	3-10

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable period.

Impairment of property and equipment —

We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when we have sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining an asset's fair value. Assets are written down to their fair value if the carrying amount of the asset is not recoverable and exceeds its fair value.

Deferred drydocking costs —

We defer the costs of scheduled drydocking and charge such costs to expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2005 and 2004, deferred drydocking costs totaling $0.7 million and $0.8 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition —

We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis. We provide crewed rigs to customers on a daily rate (i.e. "dayrate") basis. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, business interruption proceeds are also recognized on a per day basis. See Note 3 for further discussion of the ATWOOD BEACON incident.

Deferred fees and costs related to mobilization periods —

Lump-sum fees received as compensation for the cost of relocating drilling rigs from one major operating area to another at commencement of the drilling contract are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and amortize such costs on a straight-line basis over the life of the applicable drilling contract as well. Contract revenues and drilling costs are reported in the Statements of Operations at their gross amounts.

At September 30, 2005 and 2004, deferred mobilization revenues totaled $2.6 million and $0.8 million, respectively, and deferred mobilization costs totaled $7.0 million and $0.4 million, respectively. Deferred mobilization revenues and deferred mobilization costs are classified as current or long-term in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Earnings per common share —

Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, "Earnings per Share" (EPS). "Basic" EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. "Diluted" EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options.

The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

	Net Income (Loss)	Shares	Per Share Amount
Fiscal 2005:			
Basic earnings per share	$ 26,011	15,206	$ 1.71
Effect of dilutive securities — Stock options	—	404	(0.04)
Diluted earnings per share	$ 26,011	15,610	$ 1.67
Fiscal 2004:			
Basic earnings per share	$ 7,587	13,859	$ 0.55
Effect of dilutive securities — Stock options	—	173	(0.01)
Diluted earnings per share	$ 7,587	14,032	$ 0.54
Fiscal 2003:			
Basic earnings (loss) per share	$(12,802)	13,846	$(0.92)
Effect of dilutive securities — Stock options	—	—	—
Diluted earnings (loss) per share	$(12,802)	13,846	$(0.92)

The calculation of diluted earnings per share for the years ended September 30, 2004 and 2003 excludes consideration of shares of common shares which may be issued in connection with outstanding stock options of 101,275 and 825,000, respectively, because such options were antidilutive. These options could potentially dilute basic EPS in the future. For the year ended September 30, 2005, there were no antidilutive options.

Stock-Based compensation —

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", with pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method.

During fiscal years 2005, 2004, and 2003, we applied the recognition and measurement principles of APB Opinion No. 25 and related interpretations. Accordingly, no compensation costs were recognized in net income from the granting of options pursuant to our stock incentive plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 6 for additional information related to our stock incentive plans.

Had compensation costs been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Net income (loss), as reported	**$26,011**	$ 7,587	$(12,802)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,671)**	(2,517)	(2,150)
Pro Forma, net income (loss)	**$24,340**	$ 5,070	$(14,952)
Earnings (loss) per share:			
Basic — as reported	**$ 1.71**	$ 0.55	$ (0.92)
Basic — pro forma	**$ 1.60**	$ 0.37	$ (1.08)
Diluted — as reported	**$ 1.67**	$ 0.54	$ (0.92)
Diluted — pro forma	**$ 1.56**	$ 0.36	$ (1.08)

The fair value of grants made for the past three fiscal years were estimated on the date of grant using the Black-Sholes Option Pricing model with the following weighted-average assumptions:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Risk-Free Interest Rate	**4.27%**	4.38%	3.58%
Expected Volatility	**35.00%**	50.00%	50.00%
Expected Life (Years)	**6**	6	6
Dividend Yield	**None**	None	None

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). This Statement revises SFAS No. 123 by eliminating the option to account for employee stock options under APB No. 25 and generally requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value on the grant date of those awards (the "fair-value-based" method). SFAS No. 123(R) is effective for public entities as of the beginning of their first fiscal year beginning after June 15, 2005. Accordingly, effective October 1, 2005, we adopted and implemented SFAS 123(R). We will use the modified prospective method without restatement of prior periods. The impact of adopting SFAS 123(R) will be to record expense for previously-issued but unvested employee stock options and for any employee stock options that we issue in the future. We expect the dollar impact on our financial statements to be generally consistent with the impact previously disclosed above in the pro forma disclosure requirements of SFAS No. 123, beginning with the first quarter of fiscal year 2006.

Use of estimates —

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 — PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30,	
	2005	2004
Drilling vessels and related equipment		
Cost	**$ 624,118**	$ 608,584
Accumulated depreciation	**(236,736)**	(211,544)
Net book value	**387,382**	397,040
Drill Pipe		
Cost	**10,742**	10,240
Accumulated depreciation	**(8,407)**	(7,259)
Net book value	**2,335**	2,981
Furniture and other		
Cost	**7,395**	7,635
Accumulated depreciation	**(6,334)**	(6,515)
Net book value	**1,061**	1,120
NET PROPERTY AND EQUIPMENT	**$ 390,778**	$ 401,141

ATWOOD HUNTER —

In 1997, the ATWOOD HUNTER was initially upgraded to extend its water-depth drilling capabilities to 3,600 feet at an aggregate cost of approximately $40 million. From June 2001 to November 2001, the ATWOOD HUNTER was in a shipyard in the United States undergoing another upgrade which included among other improvements, the extension of its water-depth drilling capacity to 5,000 feet for certain environmental conditions, new 120 bed living quarters, a new high capacity crane and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $58 million.

ATWOOD EAGLE —

In January 2000, the water depth drilling capability of the ATWOOD EAGLE was increased from 2,500 feet to 3,300 feet at a cost of approximately $8 million. From April 2002 to late November 2002, the ATWOOD EAGLE was in a shipyard in Greece undergoing another upgrade which included among other improvements, the extensions of its water-depth drilling capacity to 5,000 feet, new 120 bed living quarters, two new high capacity cranes and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $90 million.

RICHMOND —

During August and September 2000, the RICHMOND was upgraded and refurbished at an aggregate cost of approximately $7 million. The upgrade included, among other improvements, the installation of suction piles and the refurbishment of its living quarters.

ATWOOD FALCON —

The ATWOOD FALCON was upgraded in 1998, at a cost of approximately $45 million.

SEAHAWK —

The SEAHAWK was upgraded in 1999 at cost of approximately $22 million.

VICKSBURG —

In 1998, the VICKSBURG was refurbished and upgraded at a cost of approximately $35 million.

ATWOOD SOUTHERN CROSS —

In 1997, the ATWOOD SOUTHERN CROSS was refurbished and upgraded to achieve 2,000 feet water-depth drilling capabilities at an aggregate cost of approximately $35 million.

ATWOOD BEACON —

In July 2001, we entered into a vessel construction agreement to construct an ultra-premium jack-up drilling unit in Singapore. The construction and commission of the drilling unit was completed in July 2003 at a total cost, including owner furnished equipment and capitalized interest, of approximately $120 million and subsequently was placed into service in August 2003.

The ATWOOD BEACON incurred damage to all three legs and its derrick while positioning for a well offshore of Indonesia in July 2004. The rig and its damaged legs were transported to the builder's shipyard in Singapore for inspections and repairs. At September 30, 2004, the book basis of the ATWOOD BEACON was reduced by $16.3 million which was the estimated reduction in value caused by the incident. An insurance receivable totaling $25.4 million was recorded for such estimated damage, as well as estimated recovery costs and business interruption loss incurred through September 30, 2004. We also had loss of hire insurance coverage of $70,000 per day up to 180 days, which began after a 30-day waiting period commencing July 28, 2004. Revenue recognized from this insurance coverage totaled approximately $2.4 million in fiscal year 2004 and $7.7 million in fiscal year 2005 and is reflected as business interruption proceeds on the Consolidated Statement of Operations.

As of September 30, 2005, all costs incurred to date and business interruption proceeds earned related to this incident had been reimbursed by the insurance carrier. During fiscal year 2006, we plan to complete the remaining work to restore the rig to its pre-incident condition at which time we expect to collect the remaining $0.6 million insurance receivable associated therewith.

NOTE 4 — DEBT

LONG-TERM DEBT —

A summary of long-term debt is as follows (in thousands):

	September 30,	
	2005	2004
Credit facility, bearing interest (market adjustable) at approximately 5.25% per annum at September 30, 2005	**$90,000**	$181,000
Less — current maturities	**36,000**	36,000
	$54,000	$145,000

During fiscal year 2003, we executed a $225 million senior secured credit facility, or the Credit Facility, with four industry banks to refinance our prior existing indebtedness and to provide for on-going working capital and general corporate needs. Later in fiscal year 2003, the Credit Facility was increased to $250 million. The Credit Facility consists of a 5-year $150 million amortizing term loan facility and a 5-year $100 million non-amortizing revolving loan facility. The term loan facility requires quarterly payments of $9 million until maturity on April 1, 2008. The Credit Facility permits prepayment of principal at anytime without incurring a penalty. At September 30, 2004, we had $55 million outstanding under the revolving loan facility and $126 million outstanding under the term loan facility. In October 2004, we repaid the $55 million outstanding under the revolving loan facility from proceeds received from the public offering of 1,175,000 shares of our common stock and cash on hand (refer to Note 6). At September 30, 2005, we had $90 million outstanding under the term loan facility and none outstanding under the revolving loan facility. The collateral at September 30, 2005 for the Credit Facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2005 totaling approximately $380 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately

0.70% per annum on the unused portion of the revolving loan facility and certain other administrative costs.

The Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of our outstanding common stock and incurring any additional indebtedness in excess of $3 million. In November 2003, the Credit Facility was amended, effective as of September 30, 2003, to redefine the calculation of the ratio of outstanding debt to earnings, before interest, income taxes and depreciation. The November amendment increased the permitted ratio levels from 5.75 to 6.25 at December 31, 2003, reducing to 5.50 at March 31 and June 30, 2004, 4.00 at September 30, 2004 and 3.00 thereafter. We are in compliance with all financial covenants at September 30, 2005 and expect to remain in compliance with all financial covenants during fiscal year 2006. Further, at all times during fiscal year 2003, 2004 and 2005 when we were required to determine compliance with our financial covenants, we were in compliance with the covenants. Aside from the financial covenants, no other provisions exist in the Credit Facility that could result in acceleration of the April 1, 2008 maturity date.

The Credit Facility also supports issuance, when required, of standby letters of guarantee. At September 30, 2005, standby letters of guarantee in the aggregate amount of approximately $0.5 million were outstanding.

Future maturities of long-term debt are as follows (in thousands):

Fiscal Year	Amount
2006	$36,000
2007	36,000
2008	18,000
	$90,000

NOTE 5 — INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2005 is as follows (in thousands):

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Domestic income (loss)	**$ (45)**	$ 1,094	$(5,112)
Foreign income	**25,653**	11,308	6,748
	$25,608	$12,402	$ 1,636

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Current — domestic	**$(3,278)**	$ 277	$ 361
Deferred — domestic	**(270)**	(990)	700
Current — foreign	**2,205**	6,578	8,727
Deferred — foreign	**940**	(1,050)	4,650
	$ (403)	$ 4,815	$14,438

The components of the deferred income tax assets (liabilities) as of September 30, 2005 and 2004 are as follows (in thousands):

	September 30, 2005	September 30, 2004
Deferred tax assets —		
Net operating loss carryforwards	**$ 5,900**	$ 5,130
Tax credit carryforwards	**1,390**	1,250
Book accruals	**20**	260
	7,310	6,640
Deferred tax liabilities —		
Difference in book and tax basis of equipment	**(22,530)**	(24,090)
Deferred income	**(1,330)**	(820)
	(23,860)	(24,910)
Net deferred tax assets (liabilities) before valuation allowance	**(16,550)**	(18,270)
Valuation allowance	**(510)**	(370)
	$(17,060)	$(18,640)
Net current deferred tax assets	**$ 3,080**	$ 290
Net noncurrent deferred tax liabilities	**(20,140)**	(18,930)
	$(17,060)	$(18,640)

Of the $5.9 million of net operating loss carryforwards ("NOL's"), $3.0 million of United States NOL's expire in 2025 and $2.9 million of Australian NOL's do not expire. In addition, $0.7 million of the $1.4 million of tax credit carryforwards do not expire, and $0.2 million expire in 2022. Management expects that the NOL's and tax credit carryforwards will be utilized to offset tax obligations in future periods with the exception of $0.5 million of the tax credit carryforwards that will begin to expire in 2012. Thus, a corresponding $0.5 million valuation allowance is recorded as of September 30, 2005. An analysis of the change in the valuation allowance during the current fiscal year is as follows (in thousands):

Valuation Allowance as of September 30, 2004	$370
Foreign tax credit carryforwards generated	140
Valuation Allowance as of September 30, 2005	$510

We do not incur federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. In addition, there was no cumulative amount of such undistributed earnings at September 30, 2005.

The differences between the statutory and the effective income tax rate are as follows:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Statutory income tax rate	**35%**	35%	35%
Impact of foreign reorganization		—	361
Prior period tax items	**(23)**	(3)	—
Increase (decrease) in tax rate resulting from —			
Foreign tax rate differentials, net of foreign tax credit utilization	**(14)**	7	487
Effective income tax rate	**(2)%**	39%	883%

During the first quarter of fiscal year 2005, we received a $1.7 million tax refund in Malaysia related to a previously reserved tax receivable. A $1.0 million deferred tax benefit was recognized in June 2005 due to the filing and subsequent acceptance by the local tax authority, of amended prior year tax returns. On December 1, 2005, we received notification from the United States Department of Treasury that a previously reserved United States income tax refund we had been pursuing for over two years had been approved for payment. Based upon this approval, we reduced our income tax provision by the refund amount of $3.3 million for the year ended September 30, 2005. Furthermore, during fiscal year 2005, operating income earned in certain nontaxable and deemed profit tax jurisdictions was higher when compared to the prior fiscal year, including business interruption proceeds earned by the ATWOOD BEACON in a zero tax jurisdiction for approximately three and a half months, which contributed to our lower effective tax rate. As a result of these items, our effective tax rate for fiscal year 2005 was significantly less when compared to the prior fiscal year and the United States statutory rate.

Due to the low level of operating income in the United States during fiscal year 2004, and the operating loss in the United States in the prior fiscal year, in addition to operating losses in certain nontaxable foreign jurisdictions for both fiscal years, our effective tax rate for fiscal year 2004 exceeded the United States statutory rate.

NOTE 6 — CAPITAL STOCK

PREFERRED STOCK —

In 1975, 1,000,000 shares of preferred stock with no par value were authorized. In October 2002, we designated Series A Junior Participating Preferred Stock. No preferred shares have been issued.

COMMON STOCK —

We are authorized to issue up to 20,000,000 shares of common stock. In October 2004, we sold in a public offering 1,175,000 shares of our common stock at an effective net price (before expenses) of $45.83 for net proceeds of approximately $53.6 million. We used these proceeds and cash on hand to repay the $55 million outstanding as of September 30, 2004 under the revolving portion of our Credit Facility.

EQUITY INCENTIVE PLANS —

We have a stock incentive plan (''2001 Plan'') whereby 1,000,000 shares of common stock may be granted to officers, board members and key employees through December 5, 2011. At September 30, 2005, options to purchase 471,500 shares were outstanding under this Plan. We also have options outstanding to purchase 374,650 shares under a 1996 Plan and 2,000 shares under a 1990 Plan; however, no additional options or restricted stock will be awarded under the 1996 and 1990 Plans. Under all plans, the exercise price of each option equals the market price of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest over a period from the end of the first to the fourth year from the date of grant under the 2001 Plan and from the end of the second to the fifth year from the date of grant under the 1996 and 1990 Plans. Each option is for the purchase of one share of our common stock. The stock incentive plans also provide for other types of awards, including but not limited to, restricted stock awards. As of September 30, 2005, no awards other than options had been granted under the plans. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

A summary of the status of our Plans as of September 30, 2005, 2004 and 2003, and changes during the years ended on those dates is presented below:

	Fiscal 2005		Fiscal 2004		Fiscal 2003	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of Year	**982,675**	**$30.92**	823,575	$31.37	825,075	$31.27
Granted	**170,000**	**50.31**	185,000	27.65	20,000	28.69
Exercised	**(293,400)**	**29.38**	(21,400)	21.53	(6,000)	13.10
Forfeited	**(7,625)**	**35.70**	(4,500)	31.07	(15,500)	26.78
Expired	**—**	**—**	—	—	—	—
Outstanding at end of fiscal year	**851,650**	**$35.28**	982,675	$30.92	823,575	$31.37
Exercisable at end of fiscal year	**467,463**	**$32.53**	547,800	$31.33	431,325	$30.32
Available for grant at end of fiscal year	**538,250**		700,625		881,125	
Weighted-average fair value of options granted during the fiscal year	**$ 20.44**		$ 14.15		$ 14.70	

The following table summarizes information about stock options outstanding at September 30, 2005:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	**Shares**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
$16.63 to 18.97	43,500	2.8 years	$17.46	43,500	$17.46
27.82 to 28.00	195,875	7.1 years	27.17	73,500	27.42
30.06 to 37.75	364,125	5.9 years	32.26	284,813	32.56
39.10 to 67.51	248,150	7.5 years	49.24	65,650	48.13
16.63 to 67.51	851,650	6.5 years	$35.28	467,463	$32.53

RIGHTS AGREEMENT —

In September 2002, we authorized and declared a dividend of one Right (as defined in Rights Agreement effective October 18, 2002, which governs the Rights) for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002 but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as defined in Rights Agreement). The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15 percent or more of our outstanding common stock. This provision does not apply to shareholders already holding 15 percent or more of our outstanding common stock as of November 5, 2002 until they acquire an additional 5 percent. When exercisable, each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, no par value, at a price of $150 per one one-thousandth of a preferred share, subject to adjustment. The Rights will expire on November 5, 2012. At September 30, 2005, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 7 — RETIREMENT PLANS

We have two contributory retirement plans (the "Plans") under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). We make contributions to the Plans equal to twice the basic contributions. After six consecutive months of service, an employee can elect to become a participant in a Plan. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements. During fiscal years 2005 and 2003, no forfeitures were utilized to reduce our cash contribution requirements while in fiscal year 2004, $120,000 of forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2005, 2004 and 2003, actual cash contributions totaled approximately $2.7 million, $2.4 million and $2.5 million, respectively. As of September 30, 2005, there were approximately $60,000 of contribution forfeitures during fiscal year 2005, which can be utilized to reduce our future cash contribution requirements.

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments. Since the Credit Facility (as described in Note 4) has a market adjustable interest rate, the carrying value approximated fair value as of September 30, 2005 and 2004.

NOTE 9 — CONCENTRATION OF MARKET AND CREDIT RISK

All of our customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact our overall exposure to market and credit risks, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is offset by the creditworthiness of our customer base.

Revenues from significant customers from the prior three fiscal years are as follows (in thousands):

	Fiscal 2005	Fiscal 2004	Fiscal 2003
ExxonMobil Production Malaysia, Inc.	**$25,331**	$33,256	$47,827
Esso Exploration Angola	—	180	19,514
Woodside Energy Ltd.	**30,757**	5,825	25,324
Sarawak Shell Bhd	**24,446**	—	—
Burullus Gas Company	**22,118**	16,734	5,541

NOTE 10 — COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

We lease our Houston, Texas office space under an operating lease agreement which will expire in fiscal year 2008.

Future minimum lease payments for operating leases for the fiscal years ending September 30 are as follows (in thousands):

2006	1,232
2007	863
2008	175

Total rent expense under operating leases was approximately $1,755,000, $597,000 and $567,000 for fiscal years ended September 30, 2005, 2004, and 2003 respectively.

LITIGATION

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations, or cash flows.

NOTE 11 — SUBSEQUENT EVENTS

In October 2005, we sold our semisubmersible hull, SEASCOUT, for $10.0 million (net after certain expenses) and our spare 15,000 P.S.I. BOP Stack for $15.0 million. As of September 30, 2005, the SEASCOUT has been presented as an Asset held for sale in the consolidated balance sheets.

NOTE 12 — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). This Statement revises SFAS No. 123 by eliminating the option to account for employee stock options under APB No. 25 and generally requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value on the grant date of those awards (the "fair-value-based" method). SFAS No. 123(R) is effective for public entities as of the beginning of their first fiscal year beginning after June 15, 2005. Accordingly, effective October 1, 2005, we adopted and implemented SFAS 123(R). We will use the modified prospective method without restatement of prior periods. The impact of adopting SFAS 123(R) will be to record expense for previously-issued but unvested employee stock options and for any employee stock options that we issue in the future. We expect the dollar impact on our financial statements to be generally consistent with the impact previously disclosed in the pro forma disclosure requirements of SFAS No. 123, beginning with the first quarter of fiscal year 2006 (see Note 2).

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3," which is effective for reporting a change in accounting principle for fiscal years beginning after December 15, 2005. The Statement changes the reporting of a change in accounting principle to require retrospective application to prior periods' financial statements, except for explicit transition provisions provided for in new accounting pronouncements or existing accounting pronouncements, including those in the transition phase when SFAS No. 154 becomes effective. We will apply SFAS No. 154 as required.

NOTE 13 — OPERATIONS BY GEOGRAPHIC AREAS

We are engaged in offshore contract drilling. Our contract drilling operations consist of contracting owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating income (loss) for each geographic area, other income (expense) and domestic and foreign income taxes were not considered. Total assets are those assets that we use in operations in each geographic area.

A summary of revenues and operating margin for the fiscal years ended September 30, 2005, 2004 and 2003 and identifiable assets by geographic areas as of September 30, 2005, 2004 and 2003 is as follows (in thousands):

	Fiscal 2005	Fiscal 2004	Fiscal 2003
REVENUES:			
United States	**$ 11,869**	$ 9,565	$ 8,303
Southeast Asia	**100,631**	97,654	59,671
Mediterranean Sea	**23,829**	28,627	51,468
Australia	**39,827**	27,608	25,323
	$176,156	$163,454	$144,765
OPERATING INCOME:			
United States	**$ (622)**	$ (2,197)	$ (4,232)
Southeast Asia	**45,432**	30,070	23,163
Mediterranean Sea	**2,142**	385	(7,692)
Australia	**(380)**	4,678	9,268
Corporate general and administrative expenses	**(14,245)**	(11,389)	(14,015)
	$ 32,327	$ 21,547	$ 6,492
TOTAL ASSETS:			
United States	**$ 32,583**	$ 30,370	$ 38,336
Southeast Asia	**302,354**	258,648	245,446
Mediterranean Sea	**36,980**	95,253	122,586
Africa	**980**	—	111,179
Australia	**115,523**	113,331	3,062
General corporate and other	**7,274**	1,334	2,065
	$495,694	$498,936	$522,674

NOTE 14 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2005 and 2004 are as follows (in thousands, except per share amounts):

	QUARTERS ENDED(1)			
	December 31,	March 31,	June 30,	September 30,
Fiscal 2005				
Revenues	$45,426	$41,017	$43,589	$46,124
Income before income taxes	8,143	6,100	5,933	5,432
Net income	8,650	4,711	5,989	6,661
Earnings per common share —				
Basic	0.57	0.31	0.39	0.44
Diluted	0.56	0.30	0.38	0.42
Fiscal 2004				
Revenues	$35,325	$36,810	$48,386	$42,933
Income (loss) before income taxes	(64)	2,235	8,589	1,642
Net income (loss)	(1,904)	462	5,685	3,344
Earnings (loss) per common share —				
Basic	(0.14)	0.03	0.41	0.24
Diluted	(0.14)	0.03	0.40	0.24

(1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS AND OFFICERS

DIRECTORS

DEBORAH A. BECK (2,3,4)
Executive Vice President — Planning and Technology
Northwest Mutual Life Insurance Company
Milwaukee, Wisconsin

ROBERT W. BURGESS (2,3,4)
Financial Executive, Retired
Orleans, Massachusetts

GEORGE S. DOTSON (1,2,3,4)
Vice President
Helmerich & Payne, Inc.
President
Helmerich & Payne International Drilling Co.
Tulsa, Oklahoma

HANS HELMERICH (1,4)
President, Chief Executive Officer
Helmerich & Payne, Inc.
Tulsa, Oklahoma

JOHN R. IRWIN (1)
President, Chief Executive Officer
Atwood Oceanics, Inc.
Houston, Texas

WILLIAM J. MORRISSEY (2,4)
Bank Executive, Retired
Elkhorn, Wisconsin

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Nominating & Corporate Governance Committee

OFFICERS

JOHN R. IRWIN
President, Chief Executive Officer

JAMES M. HOLLAND
Senior Vice President, Chief Financial Officer and Secretary

GLEN P. KELLEY
Senior Vice President — Marketing and Administration

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 9, 2006 at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 10, 2006.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

FORM 10-K

A copy of our Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:
Secretary, Atwood Oceanics, Inc.
P. O. Box 218350
Houston, Texas 77218

We file our annual report on Form 10-K as well as quarterly and current reports, proxy statements, all required Sarbanes-Oxley Act Section 302 certifications by our CEO and CFO regarding the quality of our public disclosure and other information with the SEC. Our CEO has also certified to the NYSE that we are not aware of any violations of NYSE corporate governance listing standards. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. Our website address is www.atwd.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this report or made a part hereof for any purpose. You may also read and copy any document we file, including our Form 10-K, at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and copy charges.

STOCK PRICE INFORMATION —

The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2004 or 2005, and none are anticipated in the foreseeable future. We have approximately 2,800 beneficial owners of our common stock based upon a report provided to us by a third party shareholder services provider dated December 9, 2005 . As of December 12, 2005, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $83.12 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

	Fiscal 2005		Fiscal 2004	
Quarters Ended	Low	High	Low	High
December 31	$45.98	$53.98	$23.30	$33.69
March 31	47.05	71.25	31.53	40.27
June 30	50.13	69.90	33.64	42.90
September 30	58.79	86.12	36.48	48.75